UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Syms Corp.
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

871551107
(CUSIP Number)

Peter G. Smith, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

December 23, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 22 Pages)

SCHEDULE 13D
CUSIP No. 871551107                                                                                     Page 2 of 22 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	276,469
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	276,469
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
276,469

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.90%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 871551107                                                                                       Page 3 of 22 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	276,569
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	276,569
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
276,569

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.90%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 871551107                                                                                  Page 4 of 22 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	100
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	100
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 871551107                                                                                   Page 5 of 22 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	119,139
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	119,139
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,139

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 871551107                                                                                       Page 6 of 22 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	119,239
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	119,239
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,239

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.82%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 871551107                                                                                       Page 7 of 22 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	100
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	100
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 871551107                                                                                          Page 8 of 22 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	319,775
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	319,775
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
319,775

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.19%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 871551107                                                                                       Page 9 of 22 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	319,875
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	319,875
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
319,875

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.19%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 871551107                                                                                   Page 10 of 22 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	715,983
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	715,983
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
715,983

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.91%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 871551107                                                                                       Page 11 of 22 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	715,983
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	715,983
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
715,983

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.91%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 871551107                                                                                       Page 12 of 22 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO, PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	716,133
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	716,133
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
716,133

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.91%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 871551107                                                                                       Page 13 of 22 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 871551107                                                                                       Page 14 of 22 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
None

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 871551107                                                                                     Page 15 of 22 Pages

1)	NAME OF REPORTING PERSON

Ronald J. Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
PF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	5
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	5
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%

14)	TYPE OF REPORTING PERSON
IN

 Page  16 of 22 Pages

This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2007, as amended by that certain Amendment No. 1 filed with the SEC on October 29, 2007, that certain Amendment No. 2 filed with the SEC on January 2, 2008, that certain Amendment No. 3 filed with the SEC on January 23, 2008, that certain Amendment No. 4 filed with the SEC on February 1, 2008 and that certain Amendment No. 5 filed with the SEC on April 22, 2008 (collectively, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp., a New Jersey corporation (the "Company").  The principal executive offices of the Company are located at Syms Way, Secaucus, New Jersey 07094.

Item 2.                      Identity and Background.

The third paragraph of Item 2 (a) – (c) of the Statement is hereby amended and restated as follows:

As of December 26, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 716,138 shares of Common Stock, representing approximately 4.91% of the shares of Common Stock presently outstanding.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, Barington Companies Equity Partners, L.P. and RJG Capital Partners, L.P. purchased an aggregate of 52,800 shares of Common Stock.  The amount of funds expended for such purchases was approximately $424,500.00 by Barington Companies Equity Partners, L.P. and $42,190.87 by RJG Capital Partners, L.P.

All purchases of Common Stock since the filing of the Statement were made in open market transactions.  All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  All transactions in shares of Common Stock effected by the Reporting Entities during the past 60 days are set forth in the Schedule attached hereto and incorporated herein by reference.

Item 4.                      Purpose of Transaction.

On December 23, 2008, Barington Companies Offshore Fund, Ltd. (the “Offshore Fund”) made a distribution of 32,981 shares of Common Stock to a redeeming investor in the Offshore Fund as partial payment of such investor’s third quarter redemption proceeds.

Item 5.                      Interest in Securities of the Issuer.

Items 5 (a) – (c) and (e) of the Statement are hereby amended and restated as follows:

(a)           As of December 26, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 276,469 shares of Common Stock, representing approximately 1.90% of the shares of Common Stock presently outstanding based upon the 14,587,700 shares of Common Stock reported by the Company to be issued and outstanding as of September 24, 2008 in its Form 10-Q filed with the SEC on October 7, 2008 (the “Issued and Outstanding Shares”).

As of December 26, 2008, Barington Investments, L.P. beneficially owns 119,139 shares of Common Stock, representing approximately 0.82% of the Issued and Outstanding Shares.  As of December 26, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 319,775 shares of Common Stock, representing approximately 2.19% of the Issued and Outstanding Shares.  As of December 26, 2008, Barington Companies Investors, LLC beneficially owns 100 shares of Common Stock.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may also be deemed to beneficially own the 276,469 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting an aggregate of 276,569 shares of Common Stock, representing approximately 1.90% of the Issued and Outstanding Shares.  As of December 26, 2008, Barington Companies Management, LLC beneficially owns 100 shares of Common Stock, representing less than 0.01% of the Issued and Outstanding Shares.  As of December 26, 2008, Barington Companies Advisors, LLC beneficially owns 100 shares of Common Stock.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may also be deemed to beneficially own the 119,139 shares of Common Stock beneficially owned by Barington Investments, L.P., constituting an aggregate of

 Page  17 of 22 Pages

119,239 shares of Common Stock, representing approximately 0.82% of the Issued and Outstanding Shares.  As of December 26, 2008, Barington Offshore Advisors, LLC beneficially owns 100 shares of Common Stock, representing less than 0.01% of the Issued and Outstanding Shares.  As of December 26, 2008, Barington Offshore Advisors II, LLC beneficially owns 100 shares of Common Stock.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may also be deemed to beneficially own the 319,775 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 319,875 shares of Common Stock, representing approximately 2.19% of the Issued and Outstanding Shares.  As of December 26, 2008, Barington Capital Group, L.P. beneficially owns 100 shares of Common Stock.  As the majority member of Barington Companies Investors, LLC, Barington Companies Management, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 276,469 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 119,139 shares of Common Stock beneficially owned by Barington Investments, L.P., the 319,775 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC and the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC, constituting an aggregate of 715,983 shares, representing approximately 4.91% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 276,469 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 119,139 shares of Common Stock beneficially owned by Barington Investments, L.P., the 319,775 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC and the 100 shares of Common Stock beneficially owned by Barington Capital Group, L.P., constituting an aggregate of 715,983 shares of Common Stock, representing approximately 4.91% of the Issued and Outstanding Shares.  As of December 26, 2008, James A. Mitarotonda beneficially owns 150 shares of Common Stock.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may also be deemed to beneficially own the 276,469 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 119,139 shares of Common Stock beneficially owned by Barington Investments, L.P., the 319,775 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC and the 100 shares of Common Stock beneficially owned by Barington Capital Group, L.P., constituting an aggregate of 716,133 shares of Common Stock, representing approximately 4.91% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 150 shares of Common Stock beneficially owned by him, the 276,469 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 119,139 shares of Common Stock beneficially owned by Barington Investments, L.P., the 319,775 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., the 100 shares of Common Stock beneficially owned by Barington Companies Investors, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Management, LLC, the 100 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors, LLC, the 100 shares of Common Stock beneficially owned by Barington Offshore Advisors II, LLC and the 100 shares of Common Stock beneficially owned by Barington Capital Group, L.P.  Other than with respect to the 150 shares owned by him, Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of December 26, 2008, Ronald J. Gross beneficially owns 5 shares of Common Stock representing less than 0.01% of the Issued and Outstanding Shares.  Mr. Gross has sole voting and dispositive power with respect to the 5 shares owned by him.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

 Page  18 of 22 Pages

(b)           Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).

Each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership.  Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)             Information concerning all transactions in shares of Common Stock effected by the Reporting Entities during the past 60 days is set forth in the Schedule attached hereto and incorporated herein by reference.

(e)             As of the close of business on December 23, 2008, the Reporting Entities cease to be subject to beneficial ownership filing requirements under Section 13 of the Exchange Act, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

 Page  19 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 29, 2008

                BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                                    By: Barington Companies Investors, LLC, its general partner

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title:    Managing Member

                BARINGTON COMPANIES INVESTORS, LLC

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title: Managing Member

                BARINGTON COMPANIES MANAGEMENT, LLC

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title: Managing Member

                BARINGTON INVESTMENTS, L.P.
                By: Barington Companies Advisors, LLC, its general partner

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title:   Managing Member

                BARINGTON COMPANIES ADVISORS, LLC

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title:   Managing Member

                BARINGTON OFFSHORE ADVISORS, LLC

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title:   Managing Member

Page 20 of 22 Pages

                BARINGTON COMPANIES OFFSHORE FUND, LTD.

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title:   Authorized Signatory

                BARINGTON OFFSHORE ADVISORS II, LLC

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title:   Managing Member

                BARINGTON CAPITAL GROUP, L.P.
                By:  LNA Capital Corp., its general partner

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title:   President and CEO

                LNA CAPITAL CORP.

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title:   President and CEO

                /s/ James A. Mitarotonda
                James A. Mitarotonda

                RJG CAPITAL PARTNERS, L.P.

                                                    By: RJG Capital Management, LLC, its general partner

                By: /s/ Ronald J. Gross
                Name: Ronald J. Gross
                Title: Managing Member

                RJG CAPITAL MANAGEMENT, LLC

                By: /s/ Ronald J. Gross
                Name: Ronald J. Gross
                Title:   Managing Member

            /s/ Ronald J. Gross
                Ronald J. Gross

Page 21 of 22 Pages

SCHEDULE

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Entity during the past 60 days.  All transactions were effectuated in the open market through a broker.

Shares purchased and sold by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
10/28/2008	(836)	$ 8.2606	$ (6,905.86)
10/29/2008	(1,240)	$ 9.5062	$ (11,787.69)
10/30/2008	(496)	$ 9.8364	$ (4,878.85)
10/31/2008	(2,372)	$ 9.9105	$ (23,507.71)
11/3/2008	(444)	$10.3851	$ (4,610.98)
11/4/2008	(743)	$ 9.5317	$ (7,082.05)
11/5/2008	(862)	$ 9.0673	$ (7,816.01)
11/5/2008	50,000	$ 8.4900	$ 424,500.00
11/11/2008	(739)	$ 8.7880	$ (6,494.33)
11/13/2008	(739)	$ 8.8667	$ (6,552.49)
11/19/2008	(739)	$ 8.0878	$ (5,976.88)
11/24/2008	(739)	$ 8.7502	$ (6,466.40)
11/25/2008	(2,399)	$ 9.1975	$ (22,064.80)
12/5/2008	(702)	$ 8.1958	$ (5,753.45)
12/8/2008	(1,108)	$ 8.9967	$ (9,968.34)
12/9/2008	(1,663)	$ 9.2306	$ (15,350.49)
12/10/2008	(554)	$ 9.0000	$ (4,986.00)
12/11/2008	(358)	$ 9.1871	$ (3,288.98)
12/12/2008	(1,857)	$ 9.1718	$ (17,032.03)
12/15/2008	(6)	$ 9.2500	$ (55.50)
12/16/2008	(1,103)	$ 9.1595	$ (10,102.93)
12/17/2008	(664)	$ 9.2500	$ (6,142.00)

Shares sold by Barington Investments, L.P.

Date	Number of Shares	Price Per Share	Cost (*)
11/11/2008	(318)	$ 8.7880	$ (2,794.58)
11/13/2008	(318)	$ 8.8667	$ (2,819.61)
11/19/2008	(318)	$ 8.0878	$ (2,571.92)
11/24/2008	(318)	$ 8.7502	$ (2,782.56)
11/25/2008	(1,034)	$ 9.1975	$ (9,510.22)
12/5/2008	(302)	$ 8.1958	$ (2,475.13)
12/8/2008	(478)	$ 8.9967	$ (4,300.42)
12/9/2008	(716)	$ 9.2306	$ (6,609.11)

12/10/2008	(239)	$ 9.0000	$ (2,151.00)
12/11/2008	(155)	$ 9.1871	$ (1,424.00)
12/12/2008	(801)	$ 9.1718	$ (7,346.61)
12/15/2008	(2)	$ 9.2500	$ (18.50)
12/16/2008	(475)	$ 9.1595	$ (4,350.76)
12/17/2008	(287)	$ 9.2500	$ (2,654.75)

Shares sold by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost (*)
10/28/2008	(1,464)	$ 8.2606	$ (12,093.52)
10/29/2008	(2,170)	$ 9.5062	$ (20,628.45)
10/30/2008	(869)	$ 9.8364	$ (8,547.83)
10/31/2008	(4,153)	$ 9.9105	$ (41,158.31)
11/3/2008	(777)	$10.3851	$ (8,069.22)
11/4/2008	(1,301)	$ 9.5317	$ (12,400.74)
11/5/2008	(1,509)	$ 9.0673	$ (13,682.56)
11/5/2008	(50,000)	$ 8.4900	$(424,500.00)
11/11/2008	(943)	$ 8.7880	$ (8,287.08)
11/13/2008	(943)	$ 8.8667	$ (8,361.30)
11/19/2008	(943)	$ 8.0878	$ (7,626.80)
11/24/2008	(943)	$ 8.7502	$ (8,251.44)
11/25/2008	(3,061)	$ 9.1975	$ (28,153.55)
12/4/2008	(100)	$ 9.0000	$ (900.00)
12/5/2008	(896)	$ 8.1958	$ (7,343.44)
12/8/2008	(1,414)	$ 8.9967	$ (12,721.33)
12/9/2008	(2,121)	$ 9.2306	$ (19,578.10)
12/10/2008	(707)	$ 9.0000	$ (6,363.00)
12/11/2008	(458)	$ 9.1871	$ (4,207.69)
12/12/2008	(2,371)	$ 9.1718	$ (21,746.34)
12/15/2008	(7)	$ 9.2500	$ (64.75)
12/16/2008	(1,407)	$ 9.1595	$ (12,887.42)
12/17/2008	(849)	$ 9.2500	$ (7,853.25)

----------------------------
(*) Excludes commissions and other execution related costs.